HNR Acquisition Corp.

3730 Kirby Drive, Suite 1200

Houston, TX 77098

September 8, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Jenifer Gallagher, Staff Accountant
John Cannarella, Staff Accountant
Sandra Wall, Petroleum Engineer
John Hodgin, Petroleum Engineer
Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney

Re:	HNR Acquisition Corp.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed July 10, 2023
File No. 001-41278

Dear Miss Packebusch:

HNR Acquisition Corp. (the “Company”) confirms receipt of the letter dated July 20, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. Please find enclosed a complete copy of Amendment No. 4 (“Amendment No. 4”) to the above-referenced filing (as amended by Amendment No. 4, the “Proxy Statement”).We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Unaudited Pro Forma Combined Information, Page 66

1.

We note on June 9, 2023 your Sponsor designee deposited $120,000 into the trust account to extend the period of time in which you must complete an initial business combination from June 15, 2023 to July 15, 2023. However, your pro forma balance sheet only reflects the extension payment that was deposited on May 11, 2023. Please revise your pro forma balance sheet to reflect the deposit made in June as well as any additional deposits the Sponsor designee must make to extend the date you must complete the initial business combination further.

RESPONSE: In response to the Staff’s comment, the Company has revised the pro forma balance sheet to include the extension payments paid on July 11, 2023 and August 7, 2023.

2.

We note that you do not have sufficient cash to fund the $85 million of cash consideration and that Pogo would need to agree to modify the terms of the MIPA to adjust both the cash and share consideration if you are unable to secure additional financing. We also note disclosure on page 162 that you are actively pursuing Reserve Based Lending (RBL) debt sufficient to complete the purchase under any redemption scenario as well as pursuing sources for private equity placements to fill any potential gap in financing for the closing.

For each of the scenarios depicted in your pro forma financial statements, you include a purchase price liability without further pro forma adjustment to reflect viable alternatives for financing. Please revise your presentation to include the most likely scenarios for which you concluded that you have viable financing options to fund the purchase price liability.

To the extent you conclude that the sellers would accept additional shares to reduce or eliminate the cash consideration, tell us your consideration as to how this may impact the accounting treatment for this transaction. That is, would the issuance of additional shares result in the transaction being accounted for as a reverse acquisition rather than an acquisition of a business? If the additional shares accepted by the seller would impact your conclusion regarding the accounting for the transaction, please include this alternate scenario in your pro forma financial statements.

To the extent you conclude that the sellers would accept additional debt to reduce or eliminate the cash consideration, please include an incremental pro forma adjustment to include the incremental debt and associated interest expense. Please disclose the terms of the incremental debt and specify if there are instances where the seller would obtain incremental influence or control over the post transaction entity.

To the extent you conclude that obtaining third party financings is a viable alternative to fund the purchase price liability, include pro forma adjustments to depict this additional debt and the incremental interest expense. Include details of the expected terms of this debt, including how you determined the appropriate interest rate utilized in your calculation of pro forma interest expense.

RESPONSE: In response to the Staff’s comment, the Company has revised the pro forma balance sheet and statements of operations to reflect the expected pro forma impact of the Amended and Restated Membership Interest Purchase Agreement executed on August 28, 2023 (the “A&R MIPA”), the expected pro forma impact of the Debt Commitment Letter with First International Bank & Trust (“FIBT”) executed on August 28, 2023 for a senior secured term loan financing to become effective at Closing, and the potential sale of preferred equity for cash proceeds in the event of a maximum redemption scenario.

Notes to Unaudited Pro Forma Combined Financial Statements

6. Supplemental Oil and Gas Reserve Information (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page 78

3.	We note your revised disclosures in response to prior comment 11 and reissue it in part. Please expand the discussion accompanying your presentation of the standardized measure on pages 78 and F-62 to clarify the future development costs used in the calculation of the standardized measure include abandonment costs to comply with FASB ASC 932-235-50-36. Also, please revise the discussion accompanying the presentation of the “Reconciliation of Standardized Measure to PV-10” on page 120 to clarify the standardized measure is equivalent to PV-10 after ARO.

RESPONSE: In response to the Staff’s comment, the Company has updated pages 98 and F-66 of the Proxy Statement to clarify that future development costs include abandonment costs. In addition, the Company has updated page 147 of the Proxy Statement to clarify that PV-10 after ARO is equivalent to the standardized measure of discounted future net cash flows as defined under GAAP.

Fairness Opinion of RSI & Associates, Inc., page 99

4.	We note your response to prior comment 6. With respect to your DFE analysis, please revise to additionally clarify the “various subjective risk characteristics of the industry and the subject company” used in such analysis.

RESPONSE: In response to the Staff’s comment, RSI & Associates, Inc. has updated their fairness opinion to, among other things (including, for example, taking into consideration the revised terms reflected in the A&R MIPA), clarify the risk factors that RSI & Associates, Inc. took into consideration with respect to the DFE analysis.

Beneficial Ownership of Securities, page 179

5.	We note your response to prior comment 10 and your revised disclosure at page 26 that the Sponsor’s investment in the Company consists of 2,501,250 Founder Shares, with certain of such Founder Shares having been since transferred to affiliates of your Sponsor. We further note your disclosure at page 22 that all 505,000 private placement shares are owned by the Sponsor. Please revise your beneficial ownership table to include the beneficial interest in voting securities held the Sponsor and its affiliates. Please also revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by HNRAC Sponsors LLC and Seller/CIC Partners. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

RESPONSE: In response to the Staff’s comment, the Company has updated the disclosure in the beneficial ownership table to include the private placement warrants owned by Sponsor and to indicate the natural person who has voting control of Sponsor. The Company has also updated the beneficial ownership table to include disclosure over who has control of the shares to be issued to Seller.

Notes to the Consolidated Financial Statements

Note 12. Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page F-62

6.	The figures for the future net cash flows and the standardized measure of discounted future net cash flows appear to be inconsistent with the calculation of these figures using the future cash inflows less the future production and development costs as presented for the year ended December 31, 2021. Please revise your disclosure to correct the inconsistency or tell us why a revision in not needed.

RESPONSE: In response to the Staff’s comment, the Company has revised page F-66 of the Proxy Statement to correct these inconsistencies.

General

7.	We note your response to prior comment 13 and will continue to consider your disclosure in these regards

RESPONSE: The Proxy Statement has been updated throughout to reflect the execution of the A&R MIPA and the Debt Commitment Letter with FIBT, each of which were executed on August 28, 2023, as disclosed by the Company on Form 8-K on August 30, 2023. Although many of the terms remained the same in the A&R MIPA, a change was made to the structure of the transaction whereby the Company will use an “Up-C” structure to purchase the interests of Pogo. In addition to updates to the Proxy Statement to address the Staff’s questions, we have also updated the Proxy Statement for the A&R MIPA (which includes the implementation of the “Up-C” structure,” which has been used in a recent SPAC deal (see the Proxy Statement filed by CENAQ Energy Corp. on Schedule 14A on November 11, 2022) for which we used as a guide), the Debt Commitment Letter with FIBT, and updated quarterly financial statements.

We greatly appreciate the Staff’s patience with this file. The Company is hopeful that it can clear comments by September 29, 2023, so that the Company may hold a stockholder meeting by mid-October. We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 326-0243, and we welcome a conference call to discuss further.

Very truly yours,

/s/ Donald H. Goree
	Name:	Donald H. Goree
	Title:	Chief Executive Officer
cc: Matthew Ogurick

3